Via Facsimile and U.S. Mail
Mail Stop 6010

December 6, 2007

Mr. Robert Swift
Chief Oversight Officer
Xechem International, Inc.
379 Thornall
Edison, NJ 08818

Re: Item 4.02 Form 8-K
**   Filed December 4, 2007**
**   File No. 000-23788**

Dear Mr. Swift:

       We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comments are inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanations.
After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02(a)

1.   Please clarify in the filing whether the company's board of directors, a committee
       of the board of directors or the officer or officers of the company authorized to
       take such action when board action is not required, concluded that the previously
       issued financial statements should not be relied upon.

2.   We note your disclosure that the financial statements for December 31, 2002 through March 31, 2007 are subject to amendments. Please provide us with additional information so that we can understand the timing of ownership verification and when you anticipate filing the amended reports. In addition, disclose the range of the possible restatement by accounts affected.

3.   Please tell us whether you have reconsidered, in accordance with Item 307 of Regulation S-B, the adequacy of your previous assertions in your December 31, 2005 Form 10-KSB regarding your disclosure controls and disclosure controls and procedures.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Robert Swift
Xechem International, Inc.
December 6, 2007
Page 3

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   If you have any questions, please call me at (202) 551-3659.

       Sincerely,

       Keira Ino
       Staff Accountant